

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2021

Roger Byrd
General Counsel
EASTMAN KODAK CO
343 State Street
Rochester, NY 14650

> **Re: EASTMAN KODAK CO**
> **Form 10-K filed March 16, 2021**
> **Correspondence filed September 13, 2021**
> **File No. 001-00087**

Dear Mr. Byrd:

　　We have reviewed your September 13, 2021 response to our September 1, 2021 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Correspondence filed September 13, 2021

Pensions and Other Postretirement Benefits, page 31

1. Please expand the disclosure on page 31 to address the historical accuracy of your specific plan asset fair value estimates. Given the apparent absence of a readily determinable fair value for the vast majority of your Major U.S. Pension Plan Assets, it is not clear whether a material portion of such assets have historically been sold at amounts significantly different from the corresponding net asset value per share amounts disclosed in your filings.

2. It appears from your disclosure on page 91 that a substantial portion of the assets characterized as Equity and Debt Securities presented in the table on page 88 are actually derivative instruments and not stocks or bonds. The distinction appears relevant since your loss exposure on derivative instruments may be materially different than your loss exposure on holdings of stocks or bonds. Further, the presentation of "Derivatives" line items in the table could be confusing since the corresponding dollar amounts exclude almost all of your actual derivatives holdings. Please revise.

3.   Please clarify for us how you determined that your derivatives holdings lack a readily determinable fair value as contemplated by ASC 820-10-15-4. The guidance in ASC 815-10-35 may be relevant.

4.   It remains unclear whether your loss exposure on these derivatives could materially exceed the carrying value of the investments. Please provide a disclosure that clarifies this issue and identifies all known factors that could precipitate material losses in your existing derivatives portfolio such as increases in interest rates, decreases in company-specific or sector-specific equity prices, etc. For example, your proposed disclosure does not indicate whether a material increase in interest rates would reasonably be expected to generate a material net loss on the derivative contracts owned by the Plan at the Balance Sheet date. See Section 501.02 of the Financial Reporting Codification.

        You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202) 551-3355 if you have questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences